As filed with the Securities and Exchange Commission on March 21, 2013

Reg. No. 333-________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

MULTIBAND CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota	4813	41-1255001
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number	Identification Number)

5605 GREEN CIRCLE DRIVE
MINNETONKA, MN 55343
(763) 504-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James L. Mandel
Chief Executive Officer
5605 Green Circle Drive
Minnetonka, Minnesota 55343
(763) 504-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Steven M. Bell, Esq. Chief Financial Officer, Secretary and General Counsel Multiband Corporation 5605 Green Circle Drive Minnetonka, Minnesota 55343 Telephone: (763) 504-3000 Telecopy: (763) 504-3141	Philip T. Colton, Esq. Karen V. Bertulli, Esq. Winthrop & Weinstine, P.A. 225 South Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 Telephone: (612) 604-6400 Telecopy: (612) 604-6500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Renewable Unsecured Subordinated Notes	$20,000,000	(1)	$20,000,000	$2,728

(1)	The Renewable Unsecured Subordinated Notes will be issued in denominations selected by the purchasers in any amount equal to or exceeding $1,000. The notes will be sold at par.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION MARCH 21, 2013

$20,000,000

MULTIBAND CORPORATION

Three and Six Month and One, Two, Three, Four, Five and Ten Year Renewable Unsecured Subordinated Notes

We are offering an aggregate principal amount of up to $20.0 million of our renewable unsecured subordinated notes. Notes with certain terms may not always be available. We intend to commence the offering promptly. The offering will be made on a continuous basis, and is expected to continue for a period in excess of 30 days. We will establish interest rates on the securities offered in supplements to this prospectus. Once you purchase a note, changes in interest rates will not affect the interest rate you receive up to maturity. The notes are unsecured obligations and your right to payment will be subordinated in right of payment to all of our existing or future senior, secured, unsecured and subordinate indebtedness and other of our financial obligations. Upon maturity, the notes will be automatically renewed for the same term as your maturing note at an interest rate that we are offering at that time to other investors with similar note portfolios for notes of the same term, unless we or you elect not to have them renewed. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be different than the interest rate on your original note.

After giving you a 30 day advance notice, we may redeem all or a portion of the notes for their original principal amount plus accrued but unpaid interest. We are not obligated to repurchase your notes prior to maturity unless the request is due to your death or total permanent disability and our obligation to repurchase notes prior to maturity in a single fiscal quarter is limited to the greater of $500,000 of the aggregate principal amount for all holders or 1% of the total principal amount of all notes outstanding at the end of the previous quarter. See “Description of the Notes—Redemption or Repurchase Prior to Stated Maturity.”

We will market and sell the notes directly to the public. The notes will not be listed on any securities exchange or quoted on NASDAQ or any over-the-counter market. We do not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. We have not requested a rating for the notes; however, third parties may independently rate them.

The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other governmental or private fund or entity. Investing in the notes involves risks, which are described in “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount and Commission(1)	Proceeds to Company(2)

Per Note	100%	None	100%

Total	$20,000,000	None	$19,747,272

(1)	The notes are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale. The notes will be sold at face value.

-i-

(2)	See table in Item 13. Other Expenses of Issuance and Distribution for proceeds, net of out-of-pocket expenses.

See “Plan of Distribution” for a description of anticipated expenses to be incurred in connection with our offering and selling the notes. We are not required to sell any specific number or dollar amount of notes in order to accept subscriptions.

We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. We will deliver written confirmations to purchasers of the notes. [_________________] will act as trustee for the notes.

The date of this Prospectus is _____ __, 2013

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You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the notes.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” beginning on page 7 and “Forward-Looking Statements” on page 17.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all the information that is important to you. You should carefully read this prospectus and the documents we have referred you to in “Incorporation of Documents by Reference” and “Where You Can Find More Information” on pages 37 and 38 before making an investment decision. References in this prospectus to “Multiband,” “the Company,” “we,” “us” and “our” refer to Multiband Corporation and its subsidiaries.

Overview

Multiband Corporation is a Minnesota corporation formed in September 1975 (the Company). The Company has three operating segments: (1) Field Services Segment (FS), where the Company provides installation services for pay television (satellite and broadband cable) providers, internet providers and commercial customers, (2) Multi-Dwelling Unit Segment (MDU), where the Company bills voice, internet and video services to subscribers as owner/operator and also acts as a master system operator for DIRECTV, receiving net cash payments for managing video subscribers through its network of system operators; and (3) Engineering, Energy & Construction Segment (EE&C) where the Company provides engineering and construction services for the wired and wireless telecommunications industry, including public safety networks. This segment also provides renewable energy services including wind and solar applications and other design and construction services, usually done on a project basis. We operate in 33 states with 33 field offices and employ approximately 3,700 people.

Field Services Segment (FS)

The Company, through its FS segment, generates revenue from the installation and service of DIRECTV video programming for residents of single family homes under a contract with DIRECTV. DIRECTV is the largest provider of satellite television services in the United States with approximately 20 million subscribers. These video subscribers are owned and billed by DIRECTV. The FS segment functions as a fulfillment arm for DIRECTV. As a result, the Company does not directly compete with other providers for DIRECTV’s business. Although DIRECTV competes with DISH, the other leading satellite television provider and incumbent providers of phone and telephone services for pay television customers, DIRECTV has its own marketing and competitive programs of which the Company is merely an indirect and passive recipient. The FS segment also provides similar installation services for certain broadband cable and internet providers and commercial customers.

Multi-Dwelling Unit Segment (MDU)

Through our MDU segment, we serve as a master system operator for DIRECTV, which allows us to offer satellite television services to residents of multi-dwelling units directly and through a network of affiliated operators. The MDU segment also offers bundled services for voice, data and video directly to residents in the MDU market. Our primary customers in the MDU segment are property owners/managers who are focused on delivering their residents (our end users) reliability, quality service, short response times, minimized disruptions and alterations on the property, and value added services. Our contracts with the property owner typically run three to ten years pursuant to right-of-entry agreements between property owners and us. Within this segment, we also offer our internal support center and billing platform to service third party clients. As of December 31, 2012, we had approximately 160,000 owned and managed subscribers, with an additional 36,000 subscribers supported by the support center.

Energy, Engineering & Construction Segment (EE&C)

The Company also provides engineering and construction services for the wired and wireless telecommunications industry, including public safety networks, renewable energy services including wind and solar applications and other design and construction services which are usually done on a project basis.

Our Strategies

Our strategies are centered on leveraging our existing infrastructure and improving operational efficiencies. The key elements of our business strategies are:

•	Grow Our MDU Business.

We believe that we are well positioned with proper funding to support growth initiatives in the MDU market because we are currently the largest nationwide MDU master system operator and we have invested significant time, effort, and capital into developing our MDU infrastructure. Our intent is to substantially grow this segment of our business by targeting middle to high-end rental properties and resort area condominiums. We will target properties that range from 50 to 150 units on a contiguous MDU property for television and internet access only. We will survey properties that exceed 150 units for the feasibility of local and long distance telephone services.

•	Expand Our Installation & Fulfillment Services.

We believe our national footprint and technical expertise uniquely position us to expand into new installation and fulfillment services for corporations, government agencies and residential properties. Expanding our installation services would allow us to better leverage our fixed costs and improve operating margins. We continue to evaluate opportunities to expand into new installation services and will pursue those opportunities that are strategically and financially viable.

•	Grow the EE&C Business Segment.

We believe growth in public safety networks will continue as security and safety concerns, driven by, among other things, terrorism threats and weather emergencies, require further infrastructure buildouts. We also believe that research, development and investment in alternative and renewable energy sources will provide work for the Company.

•	Improve Operational Efficiencies.

We intend to continue efforts to improve our profitability and cash flow by reducing technician turnover, maintaining strict inventory control systems, improving our training and safety programs to reduce insurance and other costs, reducing fleet fuel usage, and optimizing vehicle leasing terms.

•	Pursue Strategic Acquisitions.

We intend to pursue strategic acquisitions that expand the scope of our service offerings, allow us to expand our operations into new geographic areas or strengthen our position in our existing geographic markets. See “Business—Pending Acquisition” for more information about a current transaction.

RISK FACTORS SUMMARY

General

Our business is subject to a number of risks discussed under the heading “Risk Factors” and elsewhere in this prospectus. The principal risks facing our business include, among others, our dependence on DIRECTV, changes in technology, and economic conditions limiting the ability of DIRECTV’s customers to purchase upgrades and installations. In addition, we have a history of inconsistent profitability, limited working capital, a retained deficit, and significant amounts of debt due in the near term. There are also risks relating to the ownership of our common stock.

Risks Related to the Offering and the Notes

Investing in our notes involves a high degree of risk. While you should carefully review and consider all of the risk factors set forth below under “Risk Factors” before deciding whether to invest in the notes, we view the following as some of the most significant risks of the offering and the notes:

•	The notes are unsecured and rank junior to all of our existing and future non-mortgage debt. The notes will be subordinated to the prior payment in full of all of our other debt obligations.

•	The indenture governing the notes contains minimal restrictions on our activities and no financial covenants. In particular, we are not restricted from incurring additional indebtedness, all current and any new indebtedness will have priority in payment over the notes, and we are not required to maintain a positive net worth.

•	If we incur additional indebtedness or if our business does not provide enough cash to cover all of our liabilities, we may be unable to pay the interest or principal payments on the notes as they become due.

SUMMARY FINANCIAL DATA

The following tables set forth, for the periods and dates indicated, our summary financial data. The summary financial data has been derived from our unaudited consolidated financial statements and accompanying notes for the nine months ended September 30, 2012 and 2011, as well as our audited historical consolidated financial statements and accompanying notes for the years ended December 31, 2011 and 2010. The results included here are not necessarily indicative of future performance.

	Nine Months Ended		Year Ended
(in thousands except ratio, share and per share amounts)	September 30, 2012	September 30, 2011	December 31, 2011	December 31, 2010
	(unaudited)
Statement of Operations Data:
Revenues	$227,727	$222,623	$300,186	$265,594
Income from operations	3,482	12,305	14,685	13,669
Net income	121	5,621	7,044	14,694
Income (loss) attributable to common stockholders	(182)	4,892	6,257	13,206
Ratio of earnings to fixed charges(1)	1.07	3.18	2.96	2.65

Earnings (loss) per share—basic	$(0.01)	$0.32	$0.37	$1.32
Earnings (loss) per share—diluted	$(0.01)	$0.26	$0.32	$0.91
Weighted average shares outstanding—basic	21,743,689	15,418,373	16,975,753	10,016,717
Weighted average shares outstanding—diluted	21,743,689	19,790,690	20,626,529	15,617,353

	September 30, 2012		September 30, 2011	December 31, 2011	December 31, 2010
	(unaudited)
Balance Sheet Data:
Cash	$29,876	(3)	$15,107	$18,169	$1,204
Total assets	141,717		146,224	141,602	111,700
Working capital (deficit) (2)	(22,935)		11,976	7,463	(10,374)
Total liabilities	117,632	(3)	106,016	98,650	91,457
Stockholders’ equity	43,832		40,208	42,952	20,243

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income or loss before income taxes plus fixed charges) by fixed charges. Fixed charges consist of interest expense.

(2)	The working capital deficit at September 30, 2012 is impacted by the fact that long-term debt totaling $34.4 million is classified as a current liability as the maturity dates are within the next twelve months. The Company has since refinanced its current long-term debt effective January 2, 2013.

(3)	Adjusted to give effect to $19.7 million of net proceeds from the sale of the notes we are offering and our initial application of the net proceeds from the sale.

 THE OFFERING

Issuer	Multiband Corporation

Trustee	[_________________]

Paying Agent	[_________________]

Securities Offered	Renewable unsecured subordinated notes. The notes represent our unsecured promise to repay principal at maturity and to pay interest during the term or at maturity. By purchasing a note, you are lending money to us without any collateral security.

Method of Purchase	Prior to your purchase of notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the notes and certain other information regarding your ownership of the notes and your investing experience. The form of subscription agreement is filed as an exhibit to the registration statement of which this prospectus is a part. We will mail you written confirmation that your subscription has been accepted.

Denomination	You may choose the denomination of the notes you purchase in any principal amount of $1,000 or more.

Offering Price	100% of the principal amount per note.

Rescission Right	You may rescind your investment within five (5) business days of the postmark date of your purchase confirmation without penalty. In addition, if we accept your subscription agreement at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, you will be able to rescind your investment subject to the conditions set forth in this prospectus. See “Description of the Notes—Rescission Right” for additional information.

Maturity	You may generally choose maturities for your notes of 3 months, 6 months or 1, 2, 3, 4, 5 or 10 years; however, depending on our capital requirements, we may not sell notes of all maturities at all times.

Interest Rate	The interest rates of the notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering in our latest interest rate supplement to this prospectus, and will remain fixed throughout each term. We may offer higher rates of interest to investors with larger note portfolios, as set forth in the then current interest rate supplement.

Interest Payment Dates	You may choose to receive interest payments quarterly or at maturity. Subject to our approval, you may change the interest payment schedule or interest payment date once during each term of your notes.

Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding notes only upon maturity.

Payment Method	Principal and interest payments will be made by direct deposit to the account you designate in your subscription documents.

Renewal or Redemption at Maturity	Upon maturity, the notes will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar note portfolios for notes of the same maturity, unless we notify you prior to the maturity date that we intend to repay the notes. You may also notify us before, or within 15 days after, the maturity date that you want your notes repaid. The 15-day post maturity period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective.

If notes with similar terms are not being offered at the time of renewal, the interest rate upon renewal will be (a) the rate specified by us on or before the maturity date or (b) if no such rate is specified, the rate of your existing notes. The interest rate being offered upon renewal may, however, differ from the interest rate applicable to your notes during the prior term. See “Description of the Notes—Renewal or Redemption on Maturity.”

Optional Redemption or Repurchase	After giving you 30 days’ prior notice, we may redeem some or all of your notes at a price equal to their original principal amount plus accrued but unpaid interest.

Repurchase Upon Death or Disability	Under certain circumstances and subject to certain limitations, we will repurchase notes upon the death or total permanent disability of a note holder. See “Description of Notes—Redemption or Repurchase Prior to Stated Maturity.”

Consolidation, Merger or Sale	Upon any consolidation or merger in which Multiband is not the surviving entity, or sale of Multiband, we will either redeem all of the notes or our successor will be required to assume our obligations to pay principal and interest on the notes pursuant to the indenture for the notes. For a description of these provisions see “Description of the Notes—Consolidation, Merger or Sale.”

Ranking; No Security	The notes:
• are unsecured; and

• rank junior to all of our existing and future non-mortgage debt.

As of September 30, 2012, we had approximately $34.2 million of debt outstanding that is senior to the notes.

Limited Restrictive Covenants	The indenture governing the notes contains few restrictive covenants. One of these covenants prohibits us from paying dividends to our shareholders if there is an event of default with respect to the notes or if payment of the distribution would result in an event of default. We are not restricted from entering into financing transactions or incurring additional indebtedness.

The covenants set forth in the indenture are more fully described under “Description of the Notes—Restrictive Covenants.” These covenants have significant exceptions. We do not plan to issue any debt that is subordinate to the notes.

Use of Proceeds	If all the notes are sold, we would expect to receive up to approximately $19.7 million of net proceeds from this offering after paying the estimated offering expenses. The exact amount of net proceeds also may vary considerably depending on how long the notes are offered and other factors. We intend to use the net proceeds for general working capital purposes, which may include the payment of general and administrative expenses. See “Use of Proceeds.”

Absence of Public Market and Restrictions on Transfers	There is no existing market for the notes.

We do not anticipate that a secondary market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system, including without limitation the OTC Bulletin Board or any over-the-counter market.

You will be able to transfer or pledge the notes only with our prior written consent. See “Description of the Notes—Transfers.”

Book Entry	The notes will be issued in book entry or uncertificated form only. Except under limited circumstances, the notes will not be evidenced by certificated securities or negotiable instruments. See “Description of the Notes—Book-Entry Registration and Transfer.”

PRINCIPAL EXECUTIVE OFFICE

The Company’s principal executive office is located at 5605 Green Circle Drive, Minnetonka, Minnesota 55343, and its telephone number is (763) 504-3000. The Company’s website address is www.multibandusa.com. The information on, or that may be accessed through, the Company’s website is not incorporated by reference into this prospectus and should not be considered a part hereof.

RISK FACTORS

Investing in our notes involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in the notes. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, we may be unable to pay the interest or repay the principal amounts owed to you under the notes and you might lose all or part of your investment in the notes. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, financial conditions and results of operations.

Risk Related to an Investment in the Notes

Because of their characteristics, the notes may not be a suitable investment for you.

The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives. The notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.

Because the notes rank junior to all of our existing and future non-mortgage debt and all other financial obligations, your notes will lack priority in payment. This may impair our ability to meet our payment obligations under the notes.

Your right to receive payments on the notes is junior to all of our existing and future non-mortgage indebtedness and borrowings. Your notes will be subordinated to the prior payment in full of all of our other debt obligations and your notes will be pari passu in right of payment with any issued and outstanding renewable unsecured subordinated notes. As of September 30, 2012, we had approximately $34.2 million of debt outstanding that is senior to your notes. We may also incur substantial additional indebtedness in the future that would rank senior to your notes. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations that are senior to the notes. After all such senior payments have been made, sufficient assets may not remain to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

Because there will be no trading market for the notes and because transfers of the notes require our consent, it may be difficult to sell your notes.

Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permit a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. We are currently subject to contractual restrictions that prohibit us from repurchasing notes except in the case of death or total permanent disability of the related holder. In any event, under the terms of the indenture, the total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $500,000 or 1% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See “Description of the Notes.”

The notes are unsecured obligations. Because the notes will have no sinking fund, collateral security, insurance or guarantee, you may lose all or a part of your investment in the notes if we do not have enough cash to pay the notes.

There is no sinking fund, collateral security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. Our cash flow from operations could be impaired under the circumstances described under “Risks Related to Our Business.” If our cash flow from operations and other sources of funds are not sufficient to pay any amounts owed under the notes, then you may lose all or part of your investment.

The notes will automatically renew unless you request repayment.

Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate on notes with the same term that we are offering at that time to other investors, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want to have your notes repaid. This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus or a new registration statement is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. Any requests for repurchases after your notes are renewed will be subject to contractual restrictions that presently prohibit us from making any such repurchases and, in any event, to limitations on the amount of notes we would be willing to repurchase in any calendar quarter.

Our management has broad discretion over the use of proceeds from the offering.

We expect to use the proceeds from the offering to repay secured debt and for other general corporate purposes, which may include the payment of general and administrative expenses. However, because no specific allocation of the proceeds is required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used. See “Use of Proceeds.”

Because we have substantial indebtedness that is senior to the notes, our ability to pay the notes may be impaired.

We presently have a substantial amount of indebtedness that is due within the next twelve (12) months. At September 30, 2012, we had approximately $34.2 million of senior debt outstanding, comprising of:

(in thousands)	Senior debt outstanding September 30, 2012

Note payable to DirecTECH Holding Co., Inc.	$29,152
Debenture payable to Convergent Capital Partners II, L.P.	5,000
Total	$34,152

We intend to use the proceeds from this offering to pay off 50% of our indebtedness, but we may not be able to generate sufficient proceeds to do so, and we may need to seek new sources of financing. Sources of financing, if needed in the future, may include additional debt financing or may include the sale of equity (including the issuance of preferred stock) or other securities. We cannot be sure that any additional sources of financing or new capital will be available to us, available on acceptable terms, or permitted by the terms of our current debt. There is no assurance that we will be able to generate sufficient free cash flow to service this debt and our obligations under the notes. If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired.

In addition, our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

We can provide no assurance that any notes will be sold or that we will raise sufficient proceeds to carry out our business plans.

We are conducting this offering of notes ourselves without any underwriter or placement agent. We have no experience in conducting a notes offering. Although we intend to sell up to $20.0 million in aggregate principal amount of the notes, there is no minimum amount of proceeds that must be received from the sale of the notes in order to accept proceeds from notes actually sold. Accordingly, we can provide no assurance about the total principal amount of notes that will be sold. Therefore, we cannot assure you that we will raise sufficient proceeds to carry out our business plans. Specifically, we may not be able to pay off secured debt or fund operations. We may also have to delay or forego business expansion, if sufficient funds are not raised. Accordingly, our inability to raise such proceeds could have an adverse impact on our business activities, results of operations and financial condition, and may limit our ability to repay amounts owed under the notes.

Because we are subject to many restrictions in our existing debt arrangements, our ability to pay the notes may be impaired.

The terms of our existing debt arrangements impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests such as quarterly earnings requirements. The indenture for the notes also imposes certain limited restrictions on our ability and that of our subsidiaries to take certain actions. Such terms and restrictions may be amended or supplemented from time to time without requiring any notice to or consent of the holders of the notes or the trustee. These restrictions may have an adverse impact on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:

•	incurring or guaranteeing additional indebtedness;

•	making capital expenditures in excess of agreed upon amounts;

•	paying dividends or other distributions to our shareholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

•	making investments;

•	creating or permitting liens on our assets or the assets of our subsidiaries;

•	issuing or selling capital stock of our subsidiaries;

•	transferring or selling substantially all of our assets;

•	engaging in mergers or consolidations;

•	permitting a change of control of our company;

•	liquidating, winding up or dissolving our company;

•	changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and

•	engaging in transactions with our affiliates outside the normal course of business.

These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. In addition, the failure to comply with any of the covenants of our existing debt arrangements or the indenture or to maintain certain indebtedness ratios would cause a default under one or more of our debt arrangements and may cause a default under the indenture or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of one or more of our credit facilities, the indenture or any other debt agreement, will likely cause a default under the indenture and other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See “Description of the Notes – Restrictive Covenants.”

Because there are limited restrictions on our activities under the indenture, you will have only limited protections under the indenture and we may issue additional debt that may be senior in rank to the notes.

In comparison to the restrictive covenants that are imposed on us by our existing debt arrangements and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities. In addition, the indenture contains only limited events of default other than our failure to timely pay principal and interest on the notes. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See “Description of the Notes – Events of Default.”

Because we may redeem the notes at any time prior to their maturity, you may be subject to reinvestment risk.

We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to you. The notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See “Description of the Notes – Redemption or Repurchase Prior To Stated Maturity.”

Under certain circumstances, you may be required to pay taxes on accrued interest on the notes prior to receiving a sufficient amount of cash interest payments.

If you choose to have interest on your note paid at maturity and the term of your note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations. See “Material Federal Income Tax Consequences.”

Our directors, officers and other creditors have interests that may conflict with yours.

Our officers, directors and certain of our creditors collectively have beneficial ownership of significant amounts of our common stock. Through that ownership and as officers and directors, such persons are able to influence or determine the management and policies of the Company. The interests of such persons, in their capacities as creditors, shareholders, or both, may differ significantly from the interest of other investors. In particular, the interests of senior secured creditors may conflict with the interests of holders of the notes, as senior creditors may be entitled to receive repayment of our indebtedness to them regardless of whether we generate sufficient cash to repay the notes. Conversely, the interests of our shareholders may conflict with the interests of holders of the notes, as shareholders’ entitlement to distributions is subordinate to the rights of holders of the notes.

Risks Related to Our Business and Industry

We have inconsistent profitability.

The Company had net income of $121,000 for the nine months ended September 30, 2012, compared to net income of $5.6 million for the nine months ended September 30, 2011. The Company had net income of $7.0 million for the year ended December 31, 2011, net income of $14.7 million for the year ended December 31, 2010 and a net loss attributable to Multiband Corporation and subsidiaries of $9.7 million for the year ended December 31, 2009.

If we cannot attain consistent levels of profitability from our operating activities, we may not be able to meet our:

•	capital expenditure objectives;

•	debt service obligations, including payments due under the notes we are offering; or

•	working capital needs.

We may need additional financing, whether through borrowing or additional sales of securities, in order to support our working capital requirements.

The Company had working capital deficit of $22.9 million at September 30, 2012, compared to positive working capital of $7.5 million at December 31, 2011, and a working capital deficit of $10.4 million at December 31, 2010. The working capital deficit at September 30, 2012 is impacted by the fact that long-term debt, in 2012, totaling $34.4 million became classified as a current liability as the maturity dates of such debt became due within the next twelve months. The Company has since refinanced its current long-term debt effective January 2, 2013. The deficit at December 31, 2010 was primarily due to the 2009 acquisition of the former DTHC operating subsidiaries. The improvement in the Company’s cash balance and working capital position between years was a result of the cash flow provided by operations in 2011 and 2010 as well as the net proceeds received by the Company from the common stock public offering on June 1, 2011 of $16.2 million. If profitability does not continue into the future, the Company may not have adequate levels of working capital to meet its needs which may cause the need for additional financing. Sources of financing may include additional debt financing or may include the sale of equity (including the issuance of preferred stock) or other securities, any of which securities could be senior to the notes. We cannot be sure that any additional sources of financing or new capital will be available to us, available on acceptable terms, or permitted by the terms of our current debt. If we do not generate sufficient operating profits, or secure sufficient financing to cover any operational shortfall, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired.

We have significant long-lived assets. A write-down of those assets could adversely affect Multiband’s profitability in a material manner.

We have a significant amount of long-lived assets. If we should experience a significant decline in future profitability and/or should the market value for our long-lived assets decrease, some impairment to these assets could occur. If impairment occurs, it could materially and adversely affect our results of operations in those future periods.

We have significant intangible assets, including goodwill. Lack of profitability and/or changes in market conditions may result in an impairment of these assets which could adversely affect Multiband’s profitability in a material manner.

Annually, we test our goodwill and other intangible assets without a defined life for impairment. Should we in future periods experience a significant decline in profitability, or our stock price declines and remains depressed, and/or should market conditions deteriorate, impairment to our goodwill could occur. If impairment occurs, it could be materially adverse to our results of operations in those periods.

The nature of the Company’s group health and workers’ compensation insurance coverage is unpredictable and could negatively impact operating results.

The Company uses a combination of self-insurance and third-party carrier insurance with predetermined deductibles that cover certain insurable risks. The Company records liabilities for claims reported and claims that have been incurred but not reported, based on historical experience and industry data.

Insurance and claims accruals reflect the estimated cost for group health and workers’ compensation claims not covered by insurance. The insurance and claims accruals are recorded at the estimated ultimate payment amounts. Such insurance and claims accruals are based upon individual case estimates and estimates of incurred-but-not-reported losses using loss development factors based upon past experience and industry data.

During 2012 and 2011, the Company was self-insured for workers’ compensation claims up to $100,000 plus administrative expenses, for each occurrence. During 2010, the Company was self-insured for workers’ compensation claims up to $250,000 plus administrative expenses.

During 2012, 2011 and 2010, the Company was self-insured for health insurance for claims up to $275,000 per claim where we expect most claims to occur. If any claim is substantially in excess of $275,000, such claims are covered under premium-based policies issued by insurance companies to coverage levels that we consider adequate. If either we exceed our coverage amounts too often and our premiums rise, or if a high number of claims are made for which we are responsible (because they are below the deductible), our profitability and cash flow may be adversely affected.

The use of our net operating losses is limited, could be further restricted, and could result in the Company’s income becoming subject to corporate income tax, which would result in lower profits.

The Company has federal net operating losses of $50.4 million and state net operating losses of approximately $47.6 million, at December 31, 2011, which, if not used, will expire from 2012-2031. Changes in the stock ownership of the Company have placed limitations on the use of these net operating loss carryforwards (NOLs). The Company has performed an IRC Section 382 study and determined that a total of five ownership changes occurred since 1999. As a result of these ownership changes, the Company’s ability to utilize its net operating losses is limited. Federal net operating losses are limited to a total of $22.8 million, consisting of annual amounts of $9.0 million in 2012, $3.7 million in 2013 and $1.1 million per year for each of the years 2014-2022 and then $109,000 in 2023. State net operating losses are limited to a total of approximately $46.2 million. We believe that $27.5 million of federal net operating losses and $1.4 million of state net operating losses will expire unused due to IRC Section 382 limitations. These limitations could be further restricted if additional ownership changes occur in future years. To the extent our use of net operating loss carryforwards are significantly limited, our income could be subject to corporate income tax earlier than it would be if we were able to use net operating loss carryforwards, which could result in lower profits.

Our industry is subject to uncertain government regulation.

Several regulatory and judicial proceedings have recently concluded, are underway or may soon be commenced that address issues affecting our operations and those of our competitors, which may cause significant changes to our industry. We cannot predict the outcome of these developments, nor can we assure you that these changes will not have a material adverse effect on us. Historically, we have been a reseller of products and services, not a manufacturer or carrier requiring regulation of its activities. Pursuant to Minnesota statutes, the Company’s activities are specifically exempt from the need to tariff our services in MDU’s. However, the Telecommunications Act of 1996 provides for significant deregulation of the telecommunications industry, including the local telecommunications and long-distance industries. This federal statute and the related regulations remain subject to judicial review and additional rule-makings of the Federal Communications Commission, making it difficult to predict what effect the legislation will have on us, our operations, and our competitors.

Certain anti-takeover laws in effect in Minnesota, where the Company is incorporated, may discourage activity which would be beneficial to shareholders.

The Company is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of the Company. These anti-takeover statutes may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company’s securities, or the removal of incumbent management.

The Company’s FS segment is highly dependent on its strategic alliance with DIRECTV and a major alteration or termination of that alliance could adversely affect the Company’s business.

The FS segment provides 87.3% of our total revenues as of September 30, 2012, most of which is dependent on our relationship with DIRECTV. Accordingly, we are highly dependent on our relationship with DIRECTV.  The Company has a Home Services Provider (HSP) agreement with DIRECTV which was renewed on November 1, 2012 and terminates October 2016.  The term of this agreement will automatically renew for additional one year periods unless either DIRECTV or the Company gives written notice of termination at least 90 days in advance of expiration of the then current term.  The agreement can be terminated on 180 days’ notice by either party. DIRECTV may also change the terms of their agreement with the Company, among other things, to change our service areas and/or pricing, both of which have occurred in the past.  The terms of the HSP agreement also contain specific operational requirements that impact how we provide service to and interact with DIRECTV customers, and which requirements directly affect how we budget, strategize and operate as a business.  Some of these requirements include, but are not limited to: (a) required uniforms/appearance and tools for technicians; (b) limitations on advertising and signage utilized by us; (c) fleet specifications; (d) call center operations (response times, minimum hours of operation); (e) technician training and education standards; and (f) required hardware.   Any adverse alteration or termination of our HSP agreement with DIRECTV would have a material adverse effect on our business.  In addition, a significant decrease in the number of jobs the Company completes for DIRECTV could have a material adverse effect on our business, financial condition and results of operations.

Our FS segment revenues could be negatively affected by reduced support from DIRECTV.

DIRECTV conducts promotional and marketing activities on national, regional and local levels. Due to our substantial dependence on DIRECTV, our revenues depend, in significant part, on: (i) the overall reputation and success of DIRECTV; (ii)  the incentive and discount programs provided by DIRECTV and its promotional and marketing efforts for its products and services; (iii) the goodwill associated with DIRECTV trademarks; (iv) the introduction of new and innovative products by DIRECTV; (v) the manufacture and delivery of competitively-priced, high quality equipment and parts by DIRECTV in quantities sufficient to meet customers’ requirements on a timely basis; (vi) the quality, consistency and management of the overall DIRECTV system; and (vii) the ability of DIRECTV to manage its risks and costs. If DIRECTV does not provide, maintain or improve any of the foregoing, if DIRECTV changes the terms of its incentive and discount programs, or if DIRECTV were sold or reduced or ceased operations, there could be a material adverse effect on our financial condition and results of operations even though alternate providers of satellite television services exist.

The Company’s Multi-Dwelling unit (MDU) business strategy is also highly dependent on its strategic alliance with DIRECTV.

In connection with our MDU business segment, we are operating under a Master System Operator (MSO) relationship with DIRECTV. The MSO agreement with DIRECTV was signed with an effective date of August 22, 2011. The initial term of the agreement is four years. The initial term will automatically renew thereafter for additional, individual one-year periods, unless either the Company or DIRECTV gives written notice of non-renewal at least ninety (90) days in advance of expiration of the then-current term. In October 2012, the initial term of the agreement was extended to a term of five years and the agreement now expires in August 2016. Similar to the terms of the HSP agreement, material terms of the MSO agreement regarding term, termination, pricing and service areas are subject to change, oftentimes in DIRECTV’s discretion. Any adverse alteration or any termination of our current relationship with DIRECTV with respect to our MDU segment would have a material adverse effect on our business, financial condition and results of operations.

Our MDU segment growth initiative may not be successful or profitable.

The Company has a strategy for growth of the MDU segment and we have invested significant time, effort, and capital into developing our MDU infrastructure.  Our intent is to work closely with DIRECTV to substantially grow this segment of our business.  While we have invested in this segment and intend to continue to do so, and while we believe DIRECTV has made the MDU market a focus for its growth, there is no guarantee that we will be able to achieve success or profitability in this business segment, or that we will achieve a return on any additional investments that we make in this segment.  If the Company is unable to achieve profitability in the MDU segment, it could have a material adverse effect on our business, financial condition and results of operations.

The Company may require additional debt financing or will be limited to stock-funded acquisitions in order to complete any material strategic acquisitions.

The Company may require additional debt financing or will be limited to stock-funded acquisitions in order to complete any material strategic acquisitions.  There is no assurance that additional financing will be available in the amounts or at the times required, or if it is, on terms acceptable or favorable to us.  There is also no assurance that a target company would agree to a stock exchange or that our stock would not be diluted by such stock exchange.  If we are unable to obtain additional financing when and if needed or to do a stock exchange, our ability to grow through acquisitions will be impaired.

Marketplace pressures could curtail our operations.

The Company faces competition from others who are competing for a share of the FS and MDU markets, including other satellite companies, cable companies, telephone companies and other installers.  Some of these companies have significantly greater assets and resources than we do.  If we are unable to compete successfully with these companies, our market share could decrease which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or consumer preference and demand could weaken Multiband’s competitiveness in the marketplace.

A portion of our projected future revenue is dependent on public acceptance of broadband and expanded satellite television services.  Acceptance of these services is partially dependent on the infrastructure of the internet and satellite television, which is beyond our control.  In addition, newer technologies, such as video-on-demand and delivery of programming content over the internet, are being developed, which could have a material adverse effect on our competitiveness in the marketplace if we are unable to adopt or deploy such technologies.

In addition, our business and operating results depend upon the overall appeal of DIRECTV’s products and services to consumers.  A decline in the popularity of existing products and services or the failure of new products and services to achieve and sustain market acceptance could result in reduced overall revenues, which could have a material adverse effect on our business, financial condition and results of operations. Consumer preferences with respect to entertainment are continuously changing, are difficult to predict and can vary over time.  There can be no assurance that any of DIRECTV’s current products and services will continue to be popular for any significant period of time or that any new products and services will achieve commercial acceptance. As such, changes in consumer preferences may cause our revenues and net income to vary, possibly significantly, between comparable periods.

Our business segment, Energy, Engineering and Construction (“EE&C”), faces uncertainty and unpredictable profitability.

We recently have focused on a new business segment called Energy, Engineering and Construction (“EE&C”), which provides engineering and construction services for the wired and wireless telecommunications industry, including public safety networks, renewable energy services including wind and solar applications and other design and construction services, mostly done on a project basis. We face intense competition from other providers of these services, which competitors may have more resources, and more dedicated, trained staff than we do, may have more customers, and may be able to provide these services at a higher volume or at lower rates than we do. If this new segment is not profitable, this could negatively impact our results of operations.

The Company’s operations historically have fluctuated due to a number of seasonal factors.  As a result, the Company’s results of operations may fluctuate significantly from quarter to quarter.

Variations in our revenues and operating results occur quarterly as a result of a number of factors, including customer engagements commenced and completed during a quarter, the number of business days in a quarter, employee hiring and utilization rates, the ability of customers to terminate engagements without penalty, the size and scope of assignments, and general economic conditions.  Because a significant portion of our expenses are relatively fixed, a variation in the number of customer engagements or the timing of the initiation or completion of those engagements can cause significant fluctuations in our operating results from quarter to quarter.

Amounts included in our backlog may not result in actual revenue or translate into profits.

As of September 30, 2012 and December 31, 2011, we had a backlog of unfilled orders of approximately $1.7 and $1.8 million, respectively. This backlog amount is based on contract values and purchase orders and may not result in actual receipt of revenue in the originally anticipated period or at all. In addition, contracts included in our backlog may not be profitable. We have from time to time experienced variances in the realization of our backlog because of project delays or cancellations resulting from external market factors and economic factors beyond our control and we may experience delays or cancellations in the future. If our backlog fails to materialize, we could experience a further reduction in revenue, profitability and liquidity.

Nationwide economic conditions may limit consumers’ abilities to purchase our products and services in the future.

While we believe the present status of the United States economy may actually assist us because consumers may stay home more for entertainment, there is no guarantee that consumers will continue to purchase DIRECTV at current levels or at all, and the need for our services may diminish, possibly materially. A significant decline in the need for our services could have a material adverse effect on our business, financial condition and results of operations.

The Company relies on key employees and needs skilled and trained personnel to conduct its operations.  Excessive employee turnover could materially weaken its operations and/or reduce profitability.

Our success depends on the continued employment of certain key personnel, including our executive officers.  In particular, the loss of James L. Mandel, our Chief Executive Officer, or Steve M. Bell, our Chief Financial Officer and General Counsel, would harm our business and the employment relationships with both Mr. Mandel and Mr. Bell are terminable by us or each of them upon 90 days’ written notice for any reason.  If we were unable to continue to attract and retain a sufficient number of qualified key personnel, including key executives, our business, operating results and financial condition could be materially and adversely affected.  In addition, our success depends on our ability to attract, develop, motivate and retain highly skilled professionals with a wide variety of management, marketing, selling and technical capabilities.  Competition for such personnel is intense and is expected to increase in the future.  We have traditionally experienced material technician churn, which can have a significant impact on operations if we have an insufficient number of technicians at any given time to complete our current outstanding jobs.  If we experience high levels of churn and are unable to attract, train and retain a sufficient number of qualified personnel, our business, operating results and financial condition could be materially and adversely affected.

Adverse results in legal proceedings could have a material adverse effect on our operations.

We are subject to claims, regulatory processes and lawsuits that arise in the ordinary course of business.  We accrue for such matters when a loss is considered probable and the amount of such loss or range of loss can be reasonably estimated.  Some of these claims, if resolved or determined adversely, may be material to our results of operations and may have an adverse effect on our cash position or financial results.

Rising fuel costs could impact the Company’s profitability.

The Company cannot predict the price of the fuel it needs to operate its fleet.  Price fluctuations are common and are outside of our control.  These fluctuations are based on, among other things, political developments, supply and demand, and actions by oil and gas producers. Violence and political instability in oil producing countries can also impact prices.  The Company has implemented programs and technologies that monitor fuel usage and employee driving habits, all done in an effort to maximize efficiencies. During 2011, DIRECTV implemented a fuel subsidy program which provided the Company with $2.3 million of additional revenue in 2011 to lessen the impact of increased fuel costs. There is no guarantee that this or similar programs will continue to be provided by DIRECTV. Any increase in fuel costs, or the elimination of the DIRECTV subsidy program could have a material adverse effect on our business, financial position or results of operations.

The Company is a party to collective bargaining agreements, the renegotiation and unpredictability of which could adversely impact profitability.

The Company has approximately 24% of its labor force covered by collective bargaining agreements that expire in May 2013. The Company utilizes a contractor base for seasonality and work overflow but it cannot be certain that it could cover all jobs during a work outage, if one should occur. A reduction in productivity in any given period or our inability to meet guaranteed schedules may adversely affect our profitability.

The Company’s inability to adequately protect the confidential aspects of its technology and the products and services it sells could materially weaken its operations.

We rely on a combination of trade secret, copyright and trademark laws, license agreements, and contractual arrangements with certain key employees to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property.  There can be no assurance that the legal protections afforded to us or the steps that we take will be adequate to prevent misappropriation of our intellectual property.  We also rely on agreements with owners of multi-dwelling units who grant us the right of access to the premises for a specific period whereby we are allowed to offer our voice, data, and video services to individual residents of the properties.  If it was determined that we have infringed or are infringing on the intellectual property rights of others, we could be required to pay substantial damages or stop selling products and services that contain the infringing intellectual property, which could have a material adverse effect on our business, financial condition and results of operations.  Also, there can be no assurance that we would be able to develop non-infringing technology or that we could obtain a license on commercially reasonable terms, if at all.  Our success depends in part on our ability to protect the proprietary and confidential aspects of our technology and the products and services that we sell or utilize.

Business segment diversification efforts may fail.

In 2011, the Company entered the cable television fulfillment business and the engineering and specialty construction business. These new ventures may be unprofitable or unsuccessful.

The Company has a significant amount of accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts.

The Company extends credit to its customers as a result of performing work under contracts prior to billing for that work. At September 30, 2012 and December 31, 2011, in the EE&C segment, we had net accounts receivable of approximately $2.0 and $1.5 million, respectively and costs and estimated earnings in excess of billings on uncompleted contracts of $1.6 million and $1.0 million, respectively. The Company periodically assesses the credit risk of its customers and regularly monitors the timeliness of payments. Slowdowns in the industries the Company serves or bankruptcies or financial difficulties within the markets the Company serves, may impair the financial condition of one or more of its customers and may hinder their ability to pay the Company on a timely basis or at all. If any of these difficulties are encountered, the Company’s cash flows and results of operations could be adversely impacted. Additionally, the Company could incur losses in excess of the current bad debt allowances provided as of September 31, 2012 and December 31, 2011.

If the Company fails to accurately estimate costs associated with fixed-price contracts using the percentage-of-completion method, results may vary from previous estimates, which may adversely impact profitability and liquidity.

A substantial portion of revenue derived in the EE&C segment is from fixed price contracts. Under these contracts, the Company sets the price of services on an aggregate basis and assumes the risk that the costs associated with performance may be greater than anticipated. Revenue and profit on these contracts is recognized as the work progresses on a percentage-of-completion basis.

The percentage-of-completion method relies on estimates of total expected contract costs. These costs may be affected by a variety of factors, such as lower than anticipated productivity, conditions at work sites differing materially from what was anticipated at the time we bid on the contract and higher costs of materials and labor. Contract revenue and total cost estimates are reviewed and revised monthly as the work progresses, such that adjustments to profit resulting from revisions are made cumulative to the date of the revision. Adjustments are reflected in contract revenue for the period affected by these revised estimates. If estimates of costs to complete long-term contracts indicate a loss, we immediately recognize the full amount of the estimated loss.

If the Company fails to accurately estimate costs associated with fixed price contracts using the percentage-of-completion method, reported results may materially differ from previous estimates which could adversely impact profitability and liquidity.

Failure to properly manage projects may result in unanticipated costs or claims.

Certain project engagements involve large scale, highly complex projects. The quality of the Company’s performance on such projects depends in large part upon the Company’s ability to manage the relationship with our customers, and to effectively manage the project and deploy appropriate resources, including third-party contractors and our personnel, in a timely manner. Any defects, errors or failure to meet customers’ expectations could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, errors, mistakes or omissions in rendering services to our customers. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. In addition, in certain instances, we guarantee customers that we will complete a project by a scheduled date or that the network will achieve certain performance standards. If the project or network experiences a performance problem, we may not be able to recover the additional costs we would incur, which could exceed revenues realized from a project.

The Company incurs significant costs as a result of operating as a public company, and we are required to devote substantial time to new compliance initiatives.

As a public company, the Company incurs significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules subsequently implemented by the SEC and NASDAQ have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.  Our management and other personnel devote a substantial amount of time to these compliance initiatives.  Moreover, these rules and regulations result in increased legal and financial compliance costs and make some activities more time-consuming and costly.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure.  In particular, the Company is required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.  Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.  We have incurred and continue to expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404.  Moreover, if we do not comply with the requirements of Section 404, or if we identify deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our common stock could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Risks associated with the implementation of our Enterprise Resource Planning project may adversely affect our business and results of operations or the effectiveness of internal control over financial reporting.

We have undertaken an Enterprise Resource Planning Project (ERP) which includes an upgrade to our existing accounting system and conversion to a new information technology platform. This upgrade is being deployed for use throughout our company in phases which began in the third quarter of 2012 and continues throughout 2014. This project is costly and involves risks inherent in the conversion to the upgraded system, including potential loss of information, disruption to our normal operations, changes in accounting procedures and internal control over financial reporting, as well as problems achieving accuracy in the conversion of electronic data. Implementation risks also include a potential increase in costs, the diversion of management’s and employees’ attention and resources, and a potentially adverse effect on our operating results, internal controls over financial reporting and ability to manage our business effectively. Throughout the ERP Project we have expended resources which are intended to properly and adequately address these issues and have instituted additional management controls relating to internal control over financial reporting and implementation risks. While the ERP Project is intended to further improve and enhance our information systems, it exposes us to the risks of integrating the system upgrades with our existing systems and processes. Disruption of our financial reporting could impair our ability to make any required filings on a timely or accurate basis.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as: “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “predict,” or other similar words making reference to future periods. Forward-looking statements appear in a number of places in this prospectus, including, without limitation, “Use of Proceeds,” and “Business,” and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including but not limited to those set forth in the “Risk Factors” section of this prospectus.

If any of the events described in “Risk Factors” occur, they could have a material adverse effect on our business, financial condition and results of operations. When considering forward-looking statements, you should keep these risk factors, as well as the other cautionary statements in this prospectus, in mind. You should not place undue reliance on any forward-looking statement. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our notes and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

USE OF PROCEEDS

If we sell all of the notes, we will receive proceeds estimated at $19.7 million after payment of the offering expenses. We have agreed to pay all of the expenses related to this offering.

We expect to use the net proceeds from the sale of the notes for general working capital purposes, which may include the payment of general and administrative expenses. No specific amount has been allocated to any particular purpose. Pending these uses, we intend to invest the net proceeds of this offering in investment grade, interest-bearing securities.

There is no minimum number or amount of notes that we must sell to receive and use the proceeds from the sale of notes, and there can be no assurance that all or any portion of the notes will be sold. Accordingly, the amount of notes sold may be substantially less than the maximum offered hereby. If that is the case, the net proceeds from the sale of the notes will be used for the purposes set forth above.

DIVIDEND POLICY

The Company has never paid a dividend on its common stock and does not expect to do so in the foreseeable future. The Company does pay dividends on its preferred stock classes pursuant to the specific terms of those instruments.

BUSINESS

Overview

Multiband is a Minnesota corporation formed in September 1975 (the “Company”). The Company has three operating segments: (1) Field Services Segment (FS), where the Company provides installation services to pay television (satellite and broadband cable) providers, internet providers and commercial customers, (2) Multi-Dwelling Unit Segment (MDU), where the Company bills voice, internet and video services to subscribers as owner/operator and also acts as a master system operator for DIRECTV, receiving net cash payments for managing video subscribers through its network of system operators; and (3) Engineering, Energy & Construction Segment (EE&C) where the Company provides engineering and construction services for the wired and wireless telecommunications industry, including public safety networks. This segment also provides renewable energy services including wind and solar applications and other design and construction services, usually done on a project basis. We operate in 33 states with 33 field offices and employ approximately 3,700 people.

Field Services Segment (FS)

The Company, through its FS segment, generates revenue from the installation and service of DIRECTV video programming for residents of single family homes under a contract with DIRECTV. DIRECTV is the largest provider of satellite television services in the United States with approximately 20 million subscribers. These video subscribers are owned and billed by DIRECTV. The FS segment functions as a fulfillment arm for DIRECTV. As a result, the Company does not directly compete with other providers for DIRECTV’s business. Although DIRECTV competes with DISH, the other leading satellite television provider and incumbent providers of phone and telephone services for pay television customers, DIRECTV has its own marketing and competitive programs of which the Company is merely an indirect and passive recipient. The FS segment also provides similar installation services for certain broadband cable and internet providers and commercial customers.

Multi-Dwelling Unit Segment (MDU)

Through our MDU segment, we serve as a master system operator for DIRECTV, which allows us to offer satellite television services to residents of multi-dwelling units directly and through a network of affiliated operators. The MDU segment also offers bundled services for voice, data and video directly to residents in the MDU market. Our primary customers in the MDU segment are property owners/managers who are focused on delivering their residents (our end users) reliability, quality service, short response times, minimized disruptions and alterations on the property, and value added services. Our contracts with the property owner typically run three to ten years pursuant to right-of-entry agreements between property owners and us. Within this segment, we also offer our internal support center and billing platform to service third party clients. As of December 31, 2012, we had approximately 160,000 owned and managed subscribers, with an additional 36,000 subscribers supported by the support center.

Energy, Engineering & Construction Segment (EE&C)

The Company also provides engineering and construction services for the wired and wireless telecommunications industry, including public safety networks, renewable energy services including wind and solar applications and other design and construction services which are usually done on a project basis.

Backlog

As of September 30, 2012, we had a backlog of unfilled orders of approximately $1.7 million compared to approximately $1.8 million at December 31, 2011. We define backlog as the value of work-in-hand to be provided for customers as of a specific date where the following conditions are met (with the exception of engineering change orders): (i) the price of the work to be done is fixed; (ii) the scope of the work to be done is fixed, both in definition and amount; and (iii) there is an executed written contract, purchase order, agreement or other documentary evidence which represents a firm commitment by the customer to pay us for the work to be performed. These backlog amounts are based on contract values and purchase orders and may not result in actual receipt of revenue in the originally anticipated period or at all. We have experienced variances from time to time in the realization of our backlog because of project delays or cancellations resulting from external market factors and economic factors beyond our control and we may experience such delays or cancellations in the future. Backlog does not include new firm commitments which may be awarded to us by our customers from time to time in future periods. These new project awards could be started and completed in this same future period. Accordingly, our backlog does not necessarily represent the total revenue that could be earned by us in future periods.

Our Strategies

Our strategies are centered on leveraging our existing infrastructure and improving operational efficiencies. The key elements of our business strategies are:

•	Grow Our MDU Business.

We believe that we are well positioned with proper funding to support growth initiatives in the MDU market because we are currently the largest nationwide MDU master system operator and we have invested significant time, effort, and capital into developing our MDU infrastructure. Our intent is to substantially grow this segment of our business by targeting middle to high-end rental properties and resort area condominiums. We will target properties that range from 50 to 150 units on a contiguous MDU property for television and internet access only. We will survey properties that exceed 150 units for the feasibility of local and long distance telephone services.

•	Expand Our Installation & Fulfillment Services.

We believe our national footprint and technical expertise uniquely position us to expand into new installation and fulfillment services for corporations, government agencies and residential properties. Expanding our installation services would allow us to better leverage our fixed costs and improve operating margins. We continue to evaluate opportunities to expand into new installation services and will pursue those opportunities that are strategically and financially viable.

•	Grow the EE&C Business Segment.

We believe growth in public safety networks will continue as security and safety concerns, driven by, among other things, terrorism threats and weather emergencies, require further infrastructure buildouts. We also believe that research, development and investment in alternative and renewable energy sources will provide work for the Company.

•	Improve Operational Efficiencies.

We intend to continue efforts to improve our profitability and cash flow by reducing technician turnover, maintaining strict inventory control systems, improving our training and safety programs to reduce insurance and other costs, reducing fleet fuel usage, and optimizing vehicle leasing terms.

•	Pursue Strategic Acquisitions.

We intend to pursue strategic acquisitions that expand the scope of our service offerings, allow us to expand our operations into new geographic areas or strengthen our position in our existing geographic markets.

Employees

As of December 31, 2012, Multiband Corporation employed 150 full-time employees, including 9 management employees, 37 finance personnel, 40 information technology employees, 21 employees in human resources, 15 in marketing and 28 in operational support positions. The FS segment employed 3,186 full-time employees consisting of 55 management employees, 36 operational support personnel, 222 customer service employees, 2,761 technicians and 112 warehouse employees. As of that same date, MDU had 148 full-time employees, consisting of 5 in sales and marketing, 7 technicians, and 136 in customer service and related support. EE&C employed 74 full-time employees consisting of 51 technicians and 22 employees in operational support positions at December 31, 2012.

The Company has a union contract with 791 full and regular part-time technicians employed by Multiband EC, Inc. at its Illinois, Indiana, Iowa, Kentucky (excluding Maysville) and Ohio (excluding Columbus) facilities which expires on May 11, 2013. The Company has approximately 24% of its labor force covered by a collective bargaining agreement that expires in May 2013. The Company also has a contract with 71 union employees at its Boston South location which expires on November 14, 2014. The Company utilizes a contractor base for seasonality and work overflow but it cannot be certain that it could cover all jobs during a work outage, if one should occur. A reduction in productivity in any given period or our inability to meet guaranteed schedules may adversely affect our profitability; however, we have never experienced any employment-related work stoppages and consider our employee relations to be good.

Properties

Multiband and its subsidiaries own, subject to a mortgage, its principal office located at 5605 Green Circle Drive, Minnetonka, Minnesota and lease its largest satellite office at 2000 44th Street SW, Fargo, ND 58103. We have no foreign operations. The Minnetonka office mortgage expires in 2018 and covers approximately 58,000 square feet. The Minnetonka base mortgage payment is $36,000 per month. The Fargo office lease is made up of four separate leases expiring in 2013, 2014 and 2017 and covers approximately 18,000 square feet. The Fargo total base rent is $18,000 per month. All leases have provisions that call for the tenants to pay net operating expenses, including property taxes, related to the facilities. All offices have office, warehouse and training facilities. In addition, the Company leases warehouses in its various markets of operation to facilitate storage of inventory and technician interface. These warehouses have lease terms ranging from month to month to six years in duration with lease terms expiring through 2017. The base rents at these facilities range from $1,000 to $8,000 per month. The Company considers its current facilities adequate for its current needs.

Legal Proceedings

The Company is subject to claims, regulatory processes and lawsuits that arise in the ordinary course of business. The Company accrues for such matters when a loss is considered probable and the amount of such loss, or a range of loss, can be reasonably estimated. The Company’s defense costs are expensed as incurred. The Company has recorded $91,000 and $3.1 million of accrued liabilities at September 30, 2012 and December 31, 2011, respectively, for claims and known and potential settlements and legal fees associated with existing litigation.

In December 2009, the US Department of Labor (DOL) sued various individuals that are either shareholders, directors, trustees and/or advisors to DirecTECH Holding Company, Inc. (DTHC) and its Employee Stock Ownership Plan (ESOP). The Company was not named in this complaint. In May 2011, these individuals settled the complaint with the DOL. Certain defendants in this matter have filed suit against the Company for advancement and or reimbursement of expenses. Two of those defendants had their claims denied during the second quarter of 2012, in a summary arbitration proceeding. This denial is currently being appealed. Based on the summary judgment, management determined that it was appropriate to reverse a $1.8 million related legal reserve as of June 30, 2012, which is included in selling, general and administrative expenses in the consolidated statement of operations for the nine month period ended September 30, 2012.

Additionally, the Company is subject to pending claims, regulatory processes and lawsuits for which losses are not probable and amounts cannot be reasonably estimated. Those losses could ultimately be material to the Company’s financial position, results of operations and cash flows.

Pending Acquisition

On July 9, 2012, the Company entered into an Acquisition Agreement (Agreement) with MDU Communications International, Inc. (MDUC), a Delaware corporation. Upon the terms and subject to the conditions set forth in the Agreement, MDUC will merge with and into a wholly owned subsidiary of Multiband, (MBSUB), with MDUC continuing as the surviving corporation (Merger). MDUC would then be a wholly owned subsidiary of the Company.

On December 18, 2012, the Company announced that it had reached a conceptual agreement to amend the terms of the Agreement with MDUC. The terms of the Agreement would be amended to extend the deadline for completion of the acquisition from December 31, 2012 to February 28, 2013. Under the proposed terms of the amendment, the Company would acquire 100% of the outstanding stock of MDUC by issuing $12.9 million of a convertible, redeemable, three year, cumulative preferred stock instrument which would convert to common stock under certain conditions at $4.00 per share. The preferred stock would carry a cumulative dividend coupon rate of 6.25% with dividends paid quarterly in cash. The preferred stock will be redeemable, in whole or in part, in cash, at par, (i) at any time within three years at the Company's discretion, or (ii) upon closing of a material financing of at least $30.0 million, subject to any necessary Company lender consent. In addition, MDUC's current senior debt facility would need to be extended on terms satisfactory to the Company.

Subsequently, in spite of the fact that the February 28, 2013 deadline has now expired, the Company and MDUC are continuing to discuss the completion of this transaction as soon as practical.

Recent Developments

On March 20, 2013, the Company completed a financing transaction with Fifth Third Bank that will provide up to $30.0 million of senior secured debt financing. Proceeds from the financing will be used to pay off its existing secured indebtedness, and to fund working capital needs. The financing package will consist of a $20.0 million term loan and a $10.0 million revolving line of credit. The term loan will amortize over five years on a straight line basis at a rate of $1.0 million per quarter. In addition to the quarterly principal payments, the Company will be required to make additional annual principal payments equal to 50% of excess cash flow as defined in the agreement. Interest under the term loan will be based on the 30-day LIBOR rate plus 5.5%. The revolving line of credit will be available based on 80% of eligible accounts receivable plus up to 50% of eligible inventory. Borrowings under the revolving line of credit shall bear interest at the 30-day LIBOR rate plus 5.0%. Interest will be payable monthly in arrears. The financing agreements contain certain financial covenants. Both facilities will be secured by a valid, perfected, first and only priority security interest in all tangible and intangible assets and will mature on April 30, 2016.

The facilities will be subject to certain financial covenants including, but not limited to, a minimum fixed charge coverage ratio, minimum EBITDA levels, maximum total leverage ratio and a limitation of annual capital expenditures, all as defined in the agreement.

In connection with this transaction, the Company incurred the following fees:

•	A commitment fee of $50,000,

•	An upfront fee equal to 2.0% of the facility,

•	An annual administrative fee equal to $25,000,

•	An unused revolver fee equal to 0.5% of the average unused revolver balance.

In addition, if the Company prepays the term loan prior to the second anniversary of the closing date, a payment equal to (a) 2.0% of the principal amount prepaid if on or prior to the first anniversary of the closing date or (b) 1.0% of the principal amount prepaid if after the first anniversary date and before the second anniversary date, will be due and payable to the lenders.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our consolidated financial statements including the accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The selected financial data as of and for the nine month periods ended September 30, 2012 and 2011 has been derived from our unaudited condensed consolidated financial statements and accompanying notes included in our Quarterly Report on Form 10-Q for the period ended September 30, 2012, which is incorporated herein by reference. The selected financial data as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 has been derived from our audited historical financial statements and accompanying notes. The Statement of Operations data for the years ended December 31, 2011, 2010 and 2009, and the Balance Sheet data at December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2011, which is incorporated by reference herein. The Statement of Operations data for the years ended December 31, 2008 and 2007 and the Balance Sheet data at December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements which are not contained or incorporated by reference in this prospectus. Our results included here are not necessarily indicative of future performance.

Statement of Operations Data (3)	Nine Months Ended September 30, (unaudited)	Year Ended December 31,
(in thousands except share and per share amounts)	2012	2011	2011	2010	2009	2008	2007
Revenues	$227,727	$222,623	$300,186	$265,594	$268,994	$42,986	$15,086
Cost of products and services (exclusive of depreciation and amortization listed separately below)	167,750	160,201	214,559	186,294	207,533	28,426	8,340
Cost of products and services as % of revenue	73.66%	71.96%	71.48%	70.1%	77.2%	66.1%	55.3%
Selling, general and administrative expenses	51,218	45,131	63,939	57,173	57,778	10,500	8,888
Selling, general and administrative as % of revenues	22.49%	20.27%	21.30%	21.5%	21.6%	24.4%	58.9%
Depreciation and amortization	5,277	4,986	6,757	8,298	10,906	3,025	3,624
Impairment of assets	—	—	246	160	—	132	—
Income (loss) from operations	3,482	12,305	14,685	13,669	(7,223)	903	(5,766)
Other income (expense), net	(3,176)	(2,315)	(4,030)	(4,091)	(3,748)	1,826	(322)
Income (loss) before income taxes and noncontrolling interest in subsidiaries	306	9,990	10,655	9,578	(10,971)	2,729	(6,088)
Provision for (benefit from) income taxes	185	4,369	3,611	(5,116)	406	1,132	—
Net income (loss)	121	5,621	7,044	14,694	(11,377)	1,597	(6,088)
Less: Net income (loss) attributable to the noncontrolling interest in subsidiaries	—	—	—	—	(1,727)	652	—
Net income (loss) attributable to Multiband Corporation and subsidiaries	121	5,621	7,044	14,694	(9,650)	945	(6,088)
Income (loss) attributable to common stockholders	(182)	4,892	6,257	13,206	(10,020)	(3,143)	(8,389)
Income (loss) per common share attributable to common stockholders – basic	(0.01)	0.32	0.37	1.32	(1.04)	(0.34)	(1.16)
Income (loss) per common share attributable to common stockholders – diluted	(0.01)	0.26	0.32	0.91	(1.04)	(0.34)	(1.16)
Weighted average shares outstanding – basic	21,743,689	15,418,373	16,975,753	10,016,717	9,665,316	9,302,570	7,237,473
Weighted average shares outstanding – diluted	21,743,689	19,790,690	20,626,529	15,617,353	9,665,316	9,302,570	7,237,473

	September 30, (unaudited)		December 31,
Balance Sheet Data(4)	2012	2011	2011	2010	2009	2008	2007
Working Capital (deficiency) (1)	$(22,935)	$11,976	$7,463	$(10,374)	$(28,596)	$2,457	$(5,018)
Total Assets	141,717	146,224	141,602	111,700	99,531	26,043	8,893
Mandatory Redeemable Preferred Stock (2)	—	—	—	—	—	150	220
Long-Term Debt, net(3)	3,521	34,141	29,229	34,380	34,709	338	119
Capital Lease Obligations, net(3)	884	148	274	356	491	317	249
Stockholders’ Equity	43,832	40,208	42,952	20,243	5,103	5,642	674

(1) – The working capital deficit at September 30, 2012 is impacted by the fact that long-term debt totaling $34.4 million is classified as a current liability as the maturity dates are within the next twelve months. The Company has since refinanced its current long-term debt effective January 2, 2013.

(2) – mandatory redeemable preferred stock is included in working capital (deficiency)

(3) – current portion of long-term debt and capital lease obligations is included in working capital (deficiency)

(4) – Multiband’s acquisition of the operating subsidiaries of DTHC was completed in three stages: (1) on March 1, 2008, the Company acquired a 51% interest in Michigan Microtech, Inc. from DTHC, (2) on January 2, 2009, it acquired an additional 29% interest in Michigan Microtech, Inc. and an 80% interest in the other operating subsidiaries of DTHC, and (3) on December 17, 2009 the Company acquired the remaining 20% interest in the operating subsidiaries of DTHC. These acquisitions produced material changes to Multiband’s balance sheet and statement of operations data as of and for the years ended December 31, 2010, 2009 and 2008.

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2012 and December 31, 2011, and as adjusted assuming sale of all of the notes for cash. To the extent that we sell the notes in exchange for surrender of previously outstanding notes, the adjustments to the table below would be reduced, dollar-for-dollar. For a description of the application of the net proceeds see “Use of Proceeds” and “Risk Factors – Risk Factors Relating to the Notes – Our management has broad discretion over the use of proceeds from the offering.”

(In thousands, except share and liquidation preference amounts)	September 30, 2012 (unaudited)	September 30, 2012 As Adjusted (unaudited)	December 31, 2011 (audited)
CURRENT LIABILITIES
Short-term debt	$1,498	$1,498	$457
Related parties debt – short term	650	650	-
Current portion of long-term debt, net of original issue discount	34,369	34,369	4,936
Current portion of capital lease obligations	538	538	324
Accounts payable	28,031	28,031	32,354
Billings in excess of costs and estimated earnings on uncompleted contracts	24	24	41
Accrued liabilities - current	21,978	21,978	24,113
Deferred service obligations and revenue	503	503	1,570
Total Current Liabilities	87,591	87,591	63,795
LONG-TERM LIABILITIES
Accrued liabilities – long-term	5,889	5,889	5,352
Long-term debt, net of current portion and original issue discount	3,521	3,521	29,229
Capital lease obligations, net of current portion	884	884	274
Renewable Subordinated Notes	-	19,747	-
Total Liabilities	97,885	117,632	98,650
STOCKHOLDERS’ EQUITY
Cumulative convertible preferred stock, no par value:
8% Class A (12,696 shares issued and outstanding, $133,308 liquidation preference)	191	191	191
10% Class C (109,000 shares issued and outstanding, $1,090,000 liquidation preference)	1,411	1,411	1,411
10% Class F (150,000 shares issued and outstanding, $1,500,000 liquidation preference)	1,500	1,500	1,500
8% Class G (10,000 shares issued and outstanding, $100,000 liquidation preference)	41	41	41
Common stock, no par value (21,640,959 and 21,612,380 shares issued and outstanding)	66,495	66,495	66,290
Stock-based compensation	49,857	49,857	49,000
Accumulated deficit	(75,663)	(75,663)	(75,481

Total Stockholders’ Equity	43,832	43,832	42,952
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$141,717	$161,464	$141,602

DESCRIPTION OF THE NOTES

General.

The renewable unsecured subordinated notes we are offering will represent subordinated, unsecured debt obligations of Multiband. We will issue the notes under an indenture between us and [_________________], as trustee. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture, which is a detailed document. To the extent that there are any inconsistencies between the summary description and the terms that are in the indenture, the text of the indenture controls. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior debt and other financial obligations, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See “Subordination” below.

The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See “No Collateral Security; No Sinking Fund” below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company.

You may select the amount (subject to a minimum principal amount of $1,000) and term (ranging from 3 months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements, we may not always offer notes with the requested terms. See “Denomination” and “Term” below.

We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See “Interest Rate” below.

Upon acceptance of your subscription to purchase notes, we will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. We will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five (5) business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See “Book-Entry Registration and Transfer” and “Rescission Right” below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus and in the indenture.

We may modify or supplement the terms of the notes described in this prospectus from time to time in a supplement to the indenture and a supplement to this prospectus. Except as set forth under “Amendment, Supplement and Waiver” below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.

Denomination.

You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

Term. We may offer notes with the following terms to maturity:

•	three months	•	three years
•	six months	•	four years
•	one year	•	five years
•	two years	•	ten years

You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms.

Interest Rate.

The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus.

The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolio of the holder. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus.

Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount. These factors may include, but are not limited to:

•	the desire to attract new investors;

•	whether the notes exceed certain principal amounts;

•	whether the notes are being renewed by existing holders; and

•	whether the notes are beneficially owned by persons residing in particular geographic localities.

Computation of Interest.

We will compute interest on notes on the basis of a calendar year consisting of 365 days. Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

Interest Payment Dates.

Holders of notes may elect at the time a subscription agreement is completed to have interest paid either quarterly or at maturity. Interest will be paid on the 15th day of the month following the end of the quarter for quarterly payments and on the maturity date otherwise. You will not earn interest on any rescinded note. See “Rescission Right” below for additional information on your right to rescind your investment.

Place and Method of Payment.

We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

Servicing Agent.

We may engage a non-affiliated third party to act as our servicing agent. Such person’s responsibilities as servicing agent would involve the performance of certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, a servicing agent may serve as our registrar and transfer agent and may manage certain aspects of the customer service function for the notes, which may include handling phone inquiries, mailing investment kits, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, we may retain a servicing agent to provide us with monthly reports and analysis regarding the status of the notes, and the amount of notes that remain available for purchase.

You may contact us with any questions about the notes at the following address and telephone number:

Multiband Corporation
5605 Green Circle Drive
Minnetonka, MN 55343
Telephone: 763-504-3000
Fax: 763-504-3060

Book-Entry Registration and Transfer.

The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system.

The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. We will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts.

We will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.

On each interest payment date, we will credit interest due on each account and direct payments to the holders. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 and fully registered in those names as we direct only if:

•	we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

•	after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.

Rescission Right.

A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request within five (5) business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by us on or prior to the fifth (5th) business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth (5th) business day following the mailing of such written confirmation by us.

In addition, if your subscription agreement is accepted at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, we will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective. You will have the right to rescind your investment upon written request within five (5) business days from the postmark date of the notice that the post-effective amendment has been declared effective. We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received on or prior to the fifth (5th) business day following the mailing of the notice that the post-effective amendment has been declared effective. If mailed, the written request for rescission must be postmarked on or before the fifth (5th) business day following the mailing of such notice.

The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under “Redemption or Repurchase Prior to Stated Maturity” below do not affect your rescission rights.

Right to Reject Subscriptions.

We may reject any subscription for notes in our sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.

Renewal or Redemption On Maturity.

Approximately 15, but not less than 10 days prior to maturity of your note, we will send you a notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, we will also send to you the then current form of prospectus, which will include an interest rate supplement and any other updates to the information contained in this prospectus. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the then current prospectus, including any prospectus supplements, and the interest rate supplement, prior to exercising one of the below options. If we do not send you a new prospectus because the prospectus has not changed since the delivery of this prospectus in connection with your original subscription or any prior renewal, we will send you a new prospectus upon your request. Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:

•	You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

•	You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

•	You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

•	If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call, fax or send a written request to us.

The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.

If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note’s stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note’s stated maturity date. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. We will initiate payment to any holder timely requesting repayment by the later of the maturity date or five (5) business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder’s account for 2 to 3 business days. Requests for repayment should be made in writing.

We will be required from time to time to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten (10) days following the postmark date of a notice that will be sent to you at your registered address that the post-effective amendment has been declared effective. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. All other provisions relating to the renewal or redemption of notes upon their stated maturity described above shall remain unchanged.

Redemption or Repurchase Prior To Stated Maturity.

The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.

Redemption By Us. We have the right to redeem any note at any time for any reason prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus accrued but unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

Repurchase Election Upon Death Or Total Permanent Disability. Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder’s total permanent disability, as established to our satisfaction, or at the election of the holder’s estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder’s death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.

Repurchase At Request of Holder. We are not obligated to repurchase any notes at the request of a holder other than upon maturity, or upon the death or total permanent disability of the holder.

Limitations on Requirements to Repurchase. Our obligation to repurchase notes prior to maturity for any reason will be subject to a fiscal quarter limit equal to the greater of $500,000 of aggregate principal amount for all holders or 1% of the total principal amount of all notes outstanding at the end of the previous fiscal quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder, and would apply even in the absence of our contractual prohibition on repurchases, noted above.

Modifications to Repurchase Policy. We may modify the policies on repurchase in the future. No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.

Transfers.

The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on the note register only as follows:

•	The holder must deliver us written notice requesting a transfer signed by the holder(s) or such holder’s duly authorized representative on a form to be supplied by us.

•	We must provide our written consent to the proposed transfer.

•	We may require a legal opinion from counsel satisfactory to us that the proposed transfer will not violate any applicable securities laws.

•	We may require a signature guarantee in connection with such transfer.

Upon transfer of a note, we will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our records. We may charge a reasonable service charge in connection with the transfer of any note.

Quarterly Statements.

We will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. We may charge such holders a reasonable fee to cover the charges incurred in providing such information.

Subordination.

The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt. “Senior debt” means all of our secured, unsecured, senior indebtedness, as well as other financial obligations of the Company, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than any future offerings of additional renewable unsecured subordinated notes, both of which will rank equally with the notes. Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.

The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. As of September 30, 2012, we had approximately $34.2 million of debt outstanding that is senior to the notes. Including the senior debt, the total outstanding obligations including accounts payable and accrued expenses totaled approximately $97.9 million.

Except for certain limited restrictions, the terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur, although our existing senior debt agreements may restrict us from incurring new senior debt. See “Risk Factors – Risk Factors Related to an Investment in the Notes – Because the notes rank junior to all of our existing and future non-mortgage debt and other financial obligations, your notes will lack priority in payment.”

The notes are not guaranteed by any of our subsidiaries, affiliates or control persons. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, or if any default or event of default under any senior debt would result from such payment, in each case unless and until:

•	the default and event of default has been cured or waived or has ceased to exist; or

•	the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of:

•	the trustee’s receipt of a valid waiver of default from the holder of senior debt; or

•	the trustee’s receipt of a written notice from the holder of senior debt terminating the payment blockage period.

Provided, however, that if any of the blockage events described above has occurred and 179 days have passed since the trustee’s receipt of the notice of default without the occurrence of the cure, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.

No Collateral Security; No Sinking Fund.

The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default. See “Risk Factors – Risk Factors Related to an Investment in the Notes.”

Restrictive Covenants.

The indenture contains certain limited restricted covenants that restrict us from certain actions as set forth below.

The indenture provides that, so long as the notes are outstanding:

•	we will not declare or pay any dividends or other payments of cash or other property solely in respect of our capital stock to our shareholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our shareholders) unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment;

•	to the extent legally permissible, we will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of the indenture; and

•	neither our board of directors nor our shareholders will adopt a plan of liquidation that provides for, contemplates or the effectuation of which is preceded by (a) the sale, lease, conveyance or other disposition of all or substantially all of our assets, otherwise than (i) substantially as an entirety, or (ii) in a qualified sales and financing transaction, and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and of our remaining assets to the holders of our capital stock, unless, prior to making any liquidating distribution pursuant to such plan, we make provision for the satisfaction of our obligations under the renewable unsecured subordinated notes.

We are not restricted from entering into qualified sale and financing transactions or incurring additional indebtedness. See “Risk Factors – Risk Factors Related to an Investment in the Notes.”

Consolidation, Merger or Sale.

The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

•	the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

•	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.

Events Of Default.

The indenture provides that each of the following constitutes an event of default:

•	failure to pay interest on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

•	failure to pay principal on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

•	our failure to observe or perform any material covenant, condition or agreement or our breach of any material representation or warranty, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 60 days after our receipt of notice;

•	defaults in certain of our other payment obligations that result in such payment obligations becoming or being declared immediately due and payable and such declaration is not rescinded or annulled within 60 days after our receipt of notice of such declaration; and

•	certain events of bankruptcy or insolvency with respect to us.

If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in “Subordination.” In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the later of:

•	the day which is five (5) business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or

•	the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest on the notes) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

•	a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or

•	a waiver that would conflict with any judgment or decree.

We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.

Amendment, Supplement and Waiver.

Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes. Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the notes held by a holder who has not consented if it has any of the following consequences:

•	reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;

•	reduces the rate of or changes the time for payment of interest, including default interest, on any note;

•	waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;.

•	makes any note payable in money other than that stated in this prospectus;

•	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

•	makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes;

•	modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or

•	makes any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;

•	to provide for additional uncertificated or certificated notes;

•	to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;

•	to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

The Trustee.

[_________________], has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee.

The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

Reports to Trustee.

We will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

No Personal Liability of Our Directors, Officers, Employees and Shareholders.

No director, officer, employee, incorporator or shareholder of ours or any servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Service Charges.

We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

Additional Securities.

We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.

Variations in Terms and Conditions.

We may from time to time to vary the terms and conditions of the notes offered by this prospectus, including, but not limited to: minimum initial principal investment amount requirements; maximum aggregate principal amount limits; interest rates; minimum denominations; service and other fees and charges; and redemption provisions. Terms and conditions may be varied by state, locality, principal amount, type of investor — for example, new or current investor — or as otherwise permitted under the indenture governing the securities offered by this prospectus. No change in terms, however, will apply to any notes issued and outstanding.

Interest Withholding.

We will withhold 28% of any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. Please read “Material Federal Income Tax Consequences – Reporting and Backup Withholding.”

Liquidity.

Currently no trading market exists for the notes, and we do not expect that a trading market for the notes will develop.

Satisfaction and Discharge of Indenture.

The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

Reports.

We currently publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports, at no charge, to any holder of notes who sends a written request to:

Attn: Corporate Secretary
Multiband Corporation
5605 Green Circle Drive
Minnetonka, MN 55343

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion is our counsel’s opinion of the material federal income tax consequences relating to the ownership and disposition of the notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, regulations issued under the Internal Revenue Code and judicial or ruling authority, all of which are subject to change that may be applied retroactively. The discussion assumes that the notes are held as capital assets and does not discuss the federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging, straddle or conversion transactions, or persons that have a functional currency other than the U.S. dollar. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. In addition, the discussion does not deal with holders other than original purchasers. You are urged to consult your own tax advisor to determine the specific federal, state, local and any other tax consequences applicable to you relating to your ownership and disposition of the notes.

Interest Income on the Notes

Subject to the discussion below applicable to “non-U.S. holders,” interest paid on the notes will generally be taxable to you as ordinary income as the income is paid if you are a cash method taxpayer or as the income accrues if you are an accrual method taxpayer.

However, a note with a term of one year or less, which we refer to in this discussion as a “short-term note,” will be treated as having been issued with original issue discount or “OID” for tax purposes equal to the total payments on the note over its issue price. If you are a cash method holder of a short-term note you are not required to include this OID as income currently unless you elect to do so. Cash method holders who make that election and accrual method holders of short-term notes are generally required to recognize the OID in income currently as it accrues on a straight-line basis unless the holder elects to accrue the OID under a constant yield method. Under a constant yield method, you generally would be required to include in income increasingly greater amounts of OID in successive accrual periods.

Cash method holders of short-term notes who do not include OID in income currently will generally be taxed on stated interest at the time it is received and will treat any gain realized on the disposition of a short-term note as ordinary income to the extent of the accrued OID generally reduced by any prior payments of interest. In addition, these cash method holders will be required to defer deductions for certain interest paid on indebtedness related to purchasing or carrying the short-term notes until the OID is included in the holder’s income.

There are also some situations in which a cash basis holder of a note having a term of more than one year may have taxable interest income with respect to a note before any cash payment is received with respect to the note. If you report income on the cash method and you hold a note with a term longer than one year that pays interest only at maturity, you generally will be required to include OID accrued during the original term (without regard to renewals) as ordinary gross income as the OID accrues. OID accrues under a constant yield method, as described above.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Your adjusted tax basis of a note generally will equal your original cost for the note, increased by any accrued but unpaid interest (including OID) you previously included in income with respect to the note and reduced by any principal payments you previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in your income. This capital gain or loss will be short-term or long-term capital gain or loss, depending on whether the note had been held for more than one year or for one year or less.

Reporting and Backup Withholding

We will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements any information that may be required with respect to interest or OID on the notes.

Under certain circumstances, as a holder of a note, you may be subject to “backup withholding” at a 28% rate. Backup withholding may apply to you if you are a United States person and, among other circumstances, you fail to furnish on IRS Form W-9 or a substitute Form W-9 your Social Security number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a non-United States person and fail to provide us with the statement necessary to establish an exemption from federal income and withholding tax on interest on the note. Backup withholding, however, does not apply to payments on a note made to certain exempt recipients, such as tax-exempt organizations, and to certain non-United States persons. Backup withholding is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that you furnish certain required information.

This federal tax discussion is included for general information only and may not be applicable depending upon your particular situation. You are urged to consult your own tax advisor with respect to the specific tax consequences to you of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Legislation Involving Payments to Certain Foreign Entities

Effective for payments made after December 31, 2013 (in the case of interest payments) and December 31, 2014 (in the case of disposition proceeds), we or our paying agent (in its capacity as such) are required to deduct and withhold a tax equal to 30% of any payments made on our notes to a foreign financial institution or non-financial foreign entity (including, in some cases, when such foreign institution or entity is acting as an intermediary), and any person having the control, receipt, custody, disposal, or payment of any gross proceeds of sale or other disposition of our notes is required to deduct and withhold a tax equal to 30% of any such proceeds, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), and (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. You are encouraged to consult with your own tax advisors regarding the possible implications of these requirements on an investment in the notes.

PLAN OF DISTRIBUTION

Except as we may otherwise indicate in the applicable prospectus supplement, we will sell these securities directly, without an underwriter or selling agent, and the securities will be sold by our employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), our employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

We plan to market the notes directly to the public through newspaper, radio, internet, direct mail and other advertising. We may engage an unaffiliated third party (a “servicing agent”) to manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. We may elect to perform these duties ourselves.

We will bear the expenses incurred in connection with the offer and sale of the notes, including document fulfillment expenses, legal and accounting fees, regulatory fees, due diligence expenses and marketing costs. No one will receive a commission based on notes sold or renewed.

We may distribute the notes in one or more transactions: (1) at a fixed price or prices, which may be changed; or (2) at negotiated prices. We may also sell notes in exchange for outstanding notes held by our existing noteholders.

We may agree to pay a servicing agent an annual portfolio management fee equal to a percentage of the weighted average principal balance of the notes outstanding for its services as servicing agent. In exchange for the annual portfolio management fee, such a servicing agent would manage specified customer service functions concerning the notes and act as an agent between us and the purchasers of the notes. The annual portfolio management fee also covers costs relating to maintenance of the investor relationship after the purchase of notes. This includes, among other things, addressing ministerial investor inquiries regarding the notes, the preparation of all confirmations, notices and statements, the coordination of interest payments, the establishment and maintenance of records relating to the notes, the preparation of all reports, statements and analyses regarding the notes, and all out-of-pocket expenses for the printing and mailing of confirmations, notices and statements to the investors. The amount of this fee will depend upon a number of variables, including the pace at which notes are sold, the terms of the notes sold and whether the notes are redeemed or repurchased.

We may engage an advertising and marketing company, not affiliated with us nor with any broker-dealer, to directly provide or manage the advertising and marketing functions related to the sale of the notes. These services may include media planning, media buying, creative and copy development, direct mail services, literature fulfillment, commercial printing, list management, list brokering, advertising consulting, efficiency analyses and other similar activities. If we retain an advertising agent, such agent will be compensated directly by us or its sub-service providers for these advertising and marketing services. This compensation is consistent with accepted normal advertising and marketing industry standards for similar services.

Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on NASDAQ. No one is obligated to make a market in the notes, and we do not anticipate that a secondary market for the notes will develop.

We may vary the terms and conditions of the offer by state, locality or as otherwise described under “Description of the Notes – Interest Rate” and “Description of the Notes – Variations in Terms and Conditions” in this prospectus. From time to time, we also may vary the terms and conditions of the securities offered by this prospectus depending on such factors as our liquidity requirements, the interest rate environment and other economic conditions.

Prospective purchasers who have submitted subscription agreements and payment of the purchase price for notes may revoke their offer prior to acceptance by writing to Multiband at 5605 Green Circle Drive, Minnetonka, Minnesota 55343, Attention: Steve Bell, or by calling (763) 504-3000. Investors seeking information as to the current interest rates for the notes may contact Multiband at 763-504-3000 to receive a current quote as to such rates.

LEGAL MATTERS

Certain legal matters in connection with the notes will be passed upon for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of Multiband Corporation and Subsidiaries as of and for the years ended December 31, 2011 and 2010, included in this prospectus have been so included in reliance on the report of Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that important information included in these publicly filed documents is considered part of this prospectus. The following documents, which we have filed with the SEC, are incorporated in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•	our Current Reports on Form 8-K (including any amendments on Form 8-K/A) filed on: January 4 2012, January 11, 2012, January 23, 2012, February 3, 2012, April 2, 2012, June 4, 2012, July 10, 2012, July 13, 2012, July 24, 2012, July 25, 2012, August 20, 2012, September 17, 2012, October 1, 2012, November 1, 2012, November 21, 2012, December 26, 2012, January 7, 2013, January 17, 2013, March 1, 2013 and March 21, 2013 and

•	our Proxy Statement on Schedule 14A; and

•	the description of our common stock contained in our Registration Statement on Form 10.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained herein or in any other document incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, but not delivered with the prospectus, other than exhibits to these other documents (unless these exhibits are specifically incorporated by reference into these documents). We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. Requests for copies should be directed to:

Secretary

Multiband Corporation
5605 Green Circle Drive
Minnetonka, Minnesota 55343
Telephone: (763) 504-3000

These documents may also be accessed through our internet web site at www.multibandusa.com or as described under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the notes offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the notes to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. We are subject to the informational requirements of the Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read the registration statement and our filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (763) 504-3000 or by mail at Multiband Corporation, 5605 Green Circle Drive, Minnetonka, Minnesota 55343. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

$20,000,000

Multiband Corporation

Three-Month

Six-Month

One-Year
Two-Year

Three-Year

Four-year
Five-Year
Ten-Year

Renewable Unsecured Subordinated Notes
Minimum Investment of $1,000

PROSPECTUS

_________ ___, 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below are expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the FINRA filing fee, the amounts set forth below are estimates and actual expenses may vary considerably from these estimates depending upon how long the notes are offered and other factors:

Securities and Exchange Commission registration fee	$2,728
FINRA filing fee	none
Accounting fees and expenses	30,000
Blue Sky fees and expenses	40,000
Legal fees and expenses	50,000
Printing expenses	20,000
Trustee’s fees and expenses	100,000
Miscellaneous	10,000
TOTAL	$252,728

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Minnesota law, a Minnesota corporation may eliminate or limit the personal liability of a director of the corporation for monetary damages for breach of the director’s duty of care as a director, provided that the breach does not involve certain enumerated actions, including, among other things, intentional misconduct or knowing and culpable violation of the law, acts or omissions which the director believes to be contrary to the best interests of the corporation or its shareholders or which reflect an absence of good faith on the director’s part, the unlawful purchase or redemption of stock, payment of unlawful dividends, and receipt of improper personal benefits. The registrant’s Board of Directors believes that such provisions have become commonplace among major corporations and are beneficial in attracting and retaining qualified directors, and the registrant’s Articles of Incorporation include such provisions.

The registrant’s Articles of Incorporation and Bylaws also impose a mandatory obligation upon the registrant to indemnify any director or officer to the fullest extent authorized or permitted by law (as now or hereinafter in effect), including under circumstances in which indemnification would otherwise be at the discretion of the registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Unregistered Sales of Equity Securities

In July 2012, the Company issued 7,500 shares of common stock in lieu of making a cash payment of $75,000 in dividends on Class F Preferred Stock.

All of the securities issued in the transactions described above were offered and sold exclusively to accredited investors, within the meaning of the Securities Act.

Issuer Purchases of Equity Securities

On June 4, 2012, the Company announced that its Board of Directors has approved the repurchase of up to 2.0 million shares of its common stock over a six month period commencing on June 6, 2012. On June 13, 2012, the Company entered into a Stock Repurchase Plan pursuant to SEC Rule10b-18, which documents the guidelines, rules and limitations of the program.

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The following table summarizes shares repurchased pursuant to this program during the quarter ended September 30, 2012.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (including commission costs	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Number of Shares that May Yet Be Purchased Under the Programs
July 1, 2012 – July 31, 2012	99,301	$2.18	99,301	1,890,699
August 1, 2012 – August 31, 2012	55,400	$2.05	55,400	1,835,299
	154,701	$2.13	154,701

(1)	All shares purchased during the quarter ended September 30, 2012 were made in open-market transactions.

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ITEM 16: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description

3.1	Articles of Incorporation of Multiband Corporation, as amended (Incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

3.2	Bylaws of Multiband Corporation (Incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

3.3	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class A Cumulative Convertible Preferred Stock and 10% Class B Cumulative Convertible Preferred Stock dated December 9, 1998 (Incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

3.4	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 10% Class C Cumulative Convertible Stock dated June 14, 2000 (Incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

3.5	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 14% Class D Cumulative Convertible Preferred Stock dated November 17, 2000 (Incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

3.6	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 15% Class E Preferred Stock dated September 18, 2002 (as amended on September 29, 2009) (Incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

3.7	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 10% Class F Convertible Preferred Stock dated June 29, 2004 (Incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010).

3.8	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class G Convertible Preferred Stock dated September 3, 2004 (as amended on September 20, 2004) (Incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010).

3.9	Certificate of Designation of the Relative Rights and Preferences of Series H Convertible Preferred Stock dated November 16, 2004 (Incorporated herein by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

3.10	Certificate of Designations of Preferences and Rights of Series I Convertible Preferred Stock dated February 1, 2005 (Incorporated herein by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

3.11	Certificate of Designations of Preferences and Rights of Series J Convertible Preferred Stock dated December 14, 2009 (Incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

4.1*	Form of Indenture

4.2*	Form of Notes (included as Exhibit A to the Indenture filed as Exhibit 4.1)

4.3*	Form of Note Confirmation

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4.4(i)*	Form of Subscription Agreement

4.4(ii)**	Form of Subscription Agreement for investors from states with suitability standards

4.5*	Paying Agent Agreement

5.1*	Opinion of Winthrop & Weinstine, P.A.

10.1	Multiband Secured Promissory Note to DirecTECH Holding Company, Inc. dated January 2, 2008, and Allonge Amendment dated May 27, 2009 (Incorporated herein by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-1, as amended, filed May 17, 2011).

10.2	Warrant to Subscribe for and Purchase Common Stock of Multiband Corporation held by Convergent Capital Partners II, L.P. dated May 27, 2009 (Incorporated herein by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

10.3	Note by and between Corporate Technologies USA, Inc. and Convergent Capital Partners I, L.P. dated March 9, 2000 (Incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form 10, as amended, filed April 7, 2000).

10.4	First Supplement to Note Purchase Agreement by and between Corporate Technologies USA, Inc., and Convergent Capital Partners I, L.P. dated July 11, 2000 (Incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, filed August 11, 2000).

10.5	Note Purchase Agreement by and among Multiband NE Incorporated, Multiband SC Incorporated, Multiband EC Incorporated, Multiband NC Incorporated, Multiband DV Incorporated and Convergent Capital Partners II, L.P. dated May 26, 2009 (Incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 2, 2009).

10.6	Subordination Agreement by and among DirecTECH Holding Company, Inc., Bas Mattingly Master, LLC, Building Blocks Family Trust, LLC, Bernard J. Schafer Trust, LLC and Convergent Capital Partners II, L.P. dated May 27, 2009 (Incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended, filed May 17, 2011).

10.7	Registration Rights Agreement by and between Multiband Corporation and Convergent Capital Partners II, L.P. dated May 27, 2009 (Incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended, filed May 17, 2011).

10.8	Asset Purchase Agreement between Multiband Corporation and Consolidated Smart Broadband Systems dated October 19, 2006 (Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed October 24, 2006).

10.9	Asset Purchase Agreement between MDU Communications (USA) Inc. and Multiband Corporation dated July 19, 2007 (Incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed July 25, 2007).

10.10	Supplemental Agreement and Plan of Share Exchange between Multiband Corporation, DirecTECH Holding Company, Inc. and Michigan Microtech, Inc. dated January 25, 2008 (Incorporated herein by reference to Exhibit 1 to the Company’s Current Report on Form 8-K, filed February 12, 2008).

10.11	Stock Purchase Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated November 3, 2008 (Incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 6, 2008).

10.12	First Amendment to Stock Purchase Agreement by and between Multiband Corporation and DirecTECH Holding Company, Inc. dated December 30, 2008 (Incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 2, 2009).

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10.13	Registration Rights Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated January 2, 2009 (Incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

10.14	Management Rights Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated January 2, 2009 (Incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

10.15	Loan and Stock Pledge Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated January 2, 2009 (Incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

10.16#	Employment Agreement of James Mandel dated April 25, 2011 (Incorporated herein by reference to Exhibit 2 to the Company’s Current Report on Form 8-K, filed April 28, 2011).

10.17#	Employment Agreement of Steven Bell dated April 25, 2011 (Incorporated herein by reference to Exhibit 1 to the Company’s Current Report on Form 8-K, filed April 28, 2011).

10.18#	Employment Agreement of J. Basil Mattingly dated October 1, 2004 (Incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed January 8, 2009).

10.19#	Amendment to Employment Agreement of J. Basil Mattingly dated December 27, 2007 (Incorporated herein by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K, filed January 8, 2009).

10.20#	1999 Stock Compensation Plan, as amended (Incorporated herein by reference to Appendix B to the Company’s Proxy Statement on Form DEF 14A, filed July 23, 2009).

10.21#	2000 Non-Employee Director Stock Compensation Plan, as amended (Incorporated herein by reference to Appendix A to the Company’s Proxy Statement on Form DEF 14A, filed July 23, 2009).

10.22	Stock Purchase Agreement between Multiband Corporation and WPCS International Incorporated dated September 1, 2011 (Incorporated herein by reference to Exhibit 2 to the Company’s Registration Statement on 8-K, filed September 1, 2011).

10.23#	Employment Agreement of Henry Block dated October 1, 2004..

10.24#	Amendment to Employment Agreement of Henry Block dated January 1, 2009.

10.25#	Employment Agreement of Tom Beaudreau dated December 1, 2011.

16.1	Changes in Registrant’s Certifying Accountant (Incorporated herein by reference to Exhibit 16.1 to the Company’s Registration Statement on 8-K, filed January 17, 2012).

21.1	List of subsidiaries of the Company (Incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form S-1, as amended, filed April 22, 2011).

23.1*	Consent of Baker Tilly Virchow Krause, LLP

24.1*	Powers of Attorney (included on signature page)

25.1**	Statement of Eligibility of Trustee

*	Filed herewith.

**	To be filed by amendment.

#	Indicates a management contract or compensatory plan or arrangement.

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ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1993, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act of 1993, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on March 21, 2013.

MULTIBAND, INCORPORATED

By	/s/ Steven M. Bell
Steven M. Bell
Chief Financial Officer and Secretary

Each person whose signature appears below appoints Steven M. Bell and James L. Mandel, and each of them, each of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed by the following persons in the capacities and the dates indicated.

Name	Title	Date

/s/ James L. Mandel	Chief Executive Officer and Director (Principal	March 21, 2013
James L. Mandel	Executive Officer)

/s/ Steven M. Bell	Chief Financial Officer, Secretary and Director	March 21, 2013
Steven M. Bell	(Principal Financial and Accounting Officer)

/s/ Donald Miller
Donald Miller	Chairman and Director	March 21, 2013

/s/ Frank Bennett
Frank Bennett	Director	March 21, 2013

/s/ Eugene Harris
Eugene Harris	Director	March 21, 2013

/s/ Stephen Kezirian
Stephen Kezirian	Director	March 21, 2013

/s/ Peter K. Pitsch
Peter K. Pitsch	Director	March 21, 2013

/s/ Martin Singer, Ph.D.
/s/ Martin Singer, Ph.D.	Director	March 21, 2013